Attachment To Section 77 C.
                Matters Submitted To A Vote Of Securities Holders


     At the annual meeting of the shareholders of NRM Investment Company held December 19, 2000, the shareholders elected the following Board of Directors to serve for a period of one year to the next regular annual meeting of the shareholders:

                  John H. McCoy
                  Francis J. Rainer
                  Joseph V. Somers
                  James Fisher
                  George W. Connell

     Mr. Fisher is a new board member elected December 19, 2000, to fill the vacancy created by the death of Thomas F. Kilcullen.